Expense Limitation Agreement

To:	Resource Credit Income Fund 1845 Walnut Street, 18th Floor Philadelphia, PA 19103

January 6, 2017

Dear Board Members:

You have engaged us to act as the sole investment adviser to Resource Credit Income Fund (the “Trust,” or the “Fund”), pursuant to a Management Agreement dated on or about September 9, 2016. Please note that this Expense Limitation Agreement supersedes and replaces any expense limitation agreement between the parties below executed prior to the date hereof.

Effective as of the date hereof, we agree, at least until September 9, 2018, to waive our management fees (excluding any incentive fee) and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that our management fees plus the Fund’s ordinary annual operating expenses exceed 2.59%, 2.59%, 3.34%, 3.34%, 2.59%, 3.09% and 2.34% per annum of the Fund's average daily net assets attributable to Class A, Class U, Class C, Class T, Class W, Class D and Class I shares, respectively.

Additionally, this Expense Limitation Agreement may not be terminated by Resource Financial Fund Management, Inc. but may be terminated by the Fund’s Board of Trustees, on 60 days written notice to Resource Financial Fund Management, Inc.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses were incurred, if the Fund is able to make the repayment without exceeding its current expense limitation and the repayment is approved by the Board of Trustees.

Yours very truly,

Resource Financial Fund Management, Inc.		Acceptance:
Resource Credit Income Fund

By:	/s/ Brian Hawkins	By:	/s/ Justin Milberg
Name:	Brian Hawkins	Name:	Justin Milberg
Title:	CFO, Trustee	Title:	President
Date:	12/21/2016	Date:	1/20/2016